

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 8, 2016

Via E-mail
Mr. Paul Edgecliffe-Johnson
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR
United Kingdom

> **Re: InterContinental Hotels Group PLC**
> **Form 20-F for the year ended December 31, 2015**
> **Filed on March 3, 2016**
> **File No. 001-10409**

Dear Mr. Edgecliffe-Johnson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Jennifer Monick

                              Jennifer Monick
                              Assistant Chief Accountant
                              Office of Real Estate and
                              Commodities